UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ENZYMOTEC LTD.
(Name of Subject Company)

ENZYMOTEC LTD.
(Names of Persons Filing Statement)

Ordinary Shares, par value NIS 0.01 per share
(Title of Class of Securities)

M4059L101
(CUSIP Number of Class of Securities)

Erez Israeli
President and Chief Executive Officer
Enzymotec Ltd.
Sagi 2000 Industrial Area
P.O. Box 6
Migdal Ha'Emeq 2310001, Israel
+972-74-717-7177
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Colin J. Diamond, Esq. John Reiss, Esq. White & Case LLP 1221 Avenue of the Americas New York, NY 10020-1095 Tel: (212) 819-8200	Dan Shamgar, Adv. David Glatt, Adv. Meitar Liquornik Geva Leshem Tal 16 Abba Hillel Silver Rd. Ramat Gan 5250608, Israel Tel: +972-3-610-3100

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On September 24, 2017, Steve Dubin, Chairman of the Board of Directors of Enzymotec Ltd. ("Enzymotec"), sent the following letter to Ori Yehudai, President and Chief Executive Officer of Frutarom Ltd. ("Frutarom"):

September 24, 2017

Mr. Ori Yehudai
Chief Executive Officer
Frutarom Ltd.
25 Hashaish Street
Haifa 2629183, Israel

Dear Mr. Yehudai:

Thank you for your letter of September 18, 2017. As we have stated to you previously on several occasions, our Board of Directors continues to explore ways to maximize the long-term value of Enzymotec, and we welcome any input you may have that would help the Company achieve this objective.

Towards this end, we reached out to you both after Frutarom's initial public disclosure of its purchase of Enzymotec shares, and then again promptly following Frutarom's announcement on August 24, 2017 of its intent to launch an unsolicited tender offer as soon as possible. I am glad that our CEO was finally able to meet with you, and that you and I also had the opportunity to speak following that meeting. We appreciate your willingness to conduct an open dialogue concerning our Company.

Since your open letter of August 24th, our Board has met several times to evaluate the transaction contemplated in your letter. As you know, we have retained Rothschild & Co. as our financial advisor to help us thoroughly evaluate our options for increasing shareholder value. We hope you will be willing to enter into a customary confidentiality agreement that allows the parties to discuss a possible strategic transaction on a negotiated basis, pursuant to which we would be willing to provide to you non-public information regarding Enzymotec and help you reassess Frutarom's valuation of the Company.

We would also like to take this opportunity to set the record straight regarding the statement you made about the Union Springs Healthcare transaction in your September 18th letter. The transaction is in no way a response to any action that Frutarom has taken or may take. This transaction was pursued as part of our growth strategy, which includes our efforts to accelerate the growth and enhance the value of our VAYA business by opening additional customer channels and expanding our VAYA product offerings in a way that leverages the existing sales infrastructure and our shareholders' investment in the platform. Our Board will continue to evaluate business development opportunities and other growth initiatives consistent with our long-term goals. Our Board will not halt such efforts unless and until a party presents a compelling strategic alternative to the Company that will maximize value for our shareholders.

Moreover, we do not agree that the Union Springs transaction could reasonably be characterized as extraordinary or degrading to the value of Enzymotec. The transaction consideration is small, consisting of just an upfront payment of US$3.6 million (out of the approximately US$75 million of cash, cash equivalents and marketable securities of Enzymotec) and the potential issuance of 200,000 ordinary shares at a price of US$9.01, which was determined based on the average price of our stock for the forty-five days preceding the closing of the transaction.

While we appreciate your interest in Enzymotec, we also believe that the Company, with its new management team and new strategy, is on a path to enhanced growth and success, and we are very excited about the future prospects of our business. Should Frutarom present a compelling proposal that our Board believes is in the best interests of the Company and its shareholders, we are open to exploring such a transaction with you. I look forward to our upcoming discussions so that together we can constructively explore the best path to maximize value for our shareholders while also achieving your strategic goals.

Sincerely,

/s/Steve Dubin

Steve Dubin
Chairman of the Board

Cautionary Statement Regarding Forward Looking Statements

Certain statements in this letter are forward-looking statements. These statements relate to future events or Enzymotec's future financial performance and involve known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of Enzymotec or its industry to be materially different from those expressed or implied by any forward-looking statements.  In some cases, forward-looking statements can be identified by terminology such as "may," "will," "could," "would," "should," "expect," "plan," "anticipate," "intend," "believe," "estimate," "predict," "potential" or other comparable terminology.  Enzymotec has based these forward-looking statements on its current expectations, assumptions, estimates and projections.  While Enzymotec believes these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Enzymotec's control.  Risks and uncertainties include future actions that may be taken by Frutarom in furtherance of its unsolicited offer, and the ability to execute and achieve the desired benefits of announced initiatives.  These and other important factors, including those discussed under "Risk Factors" in Enzymotec's annual report on Form 20-F for the year ended December 31, 2016 filed with the Securities and Exchange Commission ("SEC") on March 16, 2017, as well as Enzymotec's subsequent filings with the SEC, may cause actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements.  The forward-looking statements in this letter are made only as of the date hereof, and unless otherwise required by applicable securities laws, Enzymotec disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information

The tender offer for the outstanding ordinary shares of Enzymotec has not yet commenced.  This letter is for informational purposes only, and it does not constitute an offer to purchase or a solicitation of an offer to sell any securities.  If and when Frutarom commences its proposed tender offer, Enzymotec will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer.  The solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer.  INVESTORS AND SECURITY HOLDERS OF ENZYMOTEC ARE URGED TO READ THE SOLICITATION/RECOMMENDATION STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Such materials will be made available to Enzymotec's shareholders at no expense to them through the Investor Relations section of the Enzymotec web site http://ir.enzymotec.com/.  In addition, such materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC website: www.sec.gov.

About Enzymotec Ltd.

Enzymotec is a leading global supplier of specialty lipid-based products and solutions.  Enzymotec develops, manufactures and markets innovative bio-active lipid ingredients, as well as final products, based on sophisticated processes and technologies.